September 20, 2005

VIA EDGAR & FACSIMILE

Ms. Tara L. Harkins
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

Re:	Scitex Corporation Ltd. Form 20-F for the year ended December 31, 2004 File No. 000-12332

Dear Ms. Harkins:

        Scitex Corporation Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 8, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Commission on June 30, 2005 (File No. 000-12332) (the “Annual Report”).

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. We have also included the requested Company statement below.

        In addition, and further to the Staff’s conversation with Daniel Wolf of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s U.S. counsel, we are simultaneously filing Amendment No. 1 to the Annual Report (“Amendment No. 1”) amending the Annual Report disclosure in response to comment No. 2 in the Comment Letter.

Item 15 – Controls and Procedures, page 94

1.	We note that your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonably assurance of achieving the desired control objectives…” Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/338238.htm.

Response

        The Company confirms that in future filings it will revise the disclosure in Item 15 to either (i) state that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or (ii) remove the reference to the level of assurance of the Company’s disclosure controls and procedures.

Item 18 – Financial Statements, page 96 – Report of Independent Registered Public Accounting Firm, page F-2

2.	We note that your independent auditors’ report relies on the audit reports issued by other independent public accountants for certain consolidated subsidiaries, which statements reflect total assets of $18.6 million at December 31, 2004 and total revenues of $31.3 million for the year then ended and that you have included the audit report for Jemtex Ink Jet Printing Ltd. We are assuming that this is the audit report that your auditors relied upon. However, you state on page 36 that Jemtex Ink Jet Printing Ltd. did not recognize any revenues in 2004, which is contradictory to the statement in the auditors report that they recognized revenues of $31.3 million. Please advise us as to whether the audit report for Jemtex Ink Jet Printing Ltd. is the report referred to by your auditors. Please clarify whether Jemtex recognized any revenues in 2004.

Response

        In filing its Annual Report, the Company inadvertently omitted the Report of Independent Registered Public Accounting Firm of Frazier & Deeter, LLC relating to the 2004 financial statements of Scitex Vision America Inc., the Company’s indirect subsidiary, (the “Auditor’s Report”) and the related Consent of Independent Registered Public Accounting Firm (the “Auditor’s Consent”). All of the $31.3 million of revenues for the year ended December 31, 2004 and $15.5 million of the $18.6 million of total assets at December 31, 2004, as referenced in the Report of Independent Registered Public Accounting Firm of Kesselman & Kesselman, relate to the audit report from Frazier & Deeter LLC. Jemtex Ink Jet Printing Ltd. did not recognize any revenues in 2004. In Amendment No. 1, the Company has revised Item 18 “Financial Statements” to include the Auditor’s Report and Item 19 “Exhibits” to include the related Auditor’s Consent as Exhibit 14(a)(4).

General – Company Statement

        At your request, the Company further acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

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—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 972 (3) 607-5855 or Daniel Wolf at 212-735-3688 with any questions or comments you may have.

Very truly yours, /s/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer Scitex Corporation Ltd.

cc:	Daniel Wolf, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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